Exhibit 3.2

INCUMBENCY CERTIFICATE

RESOLVED that with effect from the effective date of the demerger from mmO2 plc:

any one of the Directors, the Secretary and Alan George Scott be authorised to sign on behalf of the Company any document;

RESOLVED to appoint with effect from the effective date of the demerger from mmO2 plc:

Stephen John Prior as Secretary of the Company.

I hereby certify that the above are true copies of resolutions of the Board of British Telecommunications plc approved on 23 October 2001 and that the same came into effect on 19 November 2001 (the effective date of the demerger from mmO2 plc) and that these resolutions remain in full force and effect at the date hereof.

/s/ LARRY STONE
LARRY STONE
Director

November 18, 2004